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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )

Clearwire Corporation
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
185385309
(CUSIP Number)
Marcus J. Williams
Davis Wright Tremaine LLP
1201 Third Avenue, Suite 2200
Seattle, WA 98101
(206) 622-3150
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 7, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	185385309

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Eagle River Holdings, LLC [41-2079890]

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Washington

	7	SOLE VOTING POWER:

NUMBER OF		36,911,291 (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		36,759,999 (2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		36,911,291 (1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,911,291 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

23.8% (4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	185385309

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Craig O. McCaw

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER:

NUMBER OF		38,272,956 (3)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		36,759,999 (2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		38,272,956 (3)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

38,272,956 (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

24.4%(5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	185385309

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) CWCI, LLC [84-1688654]

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER:

NUMBER OF		111,666

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		111,666

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	111,666

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	0.08% (6)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

ITEM 1. SECURITY AND ISSUER

Title of Securities:	Class A Common Shares
Name of Issuer:	Clearwire Corporation (the “Issuer”)
Address of Issuer:	4400 Carillon Point Kirkland, Washington 98033
ITEM 2. IDENTITY AND BACKGROUND
(a), (b), (c)	The persons filing this statement are:
(1)	Eagle River Holdings, LLC, is a limited liability company formed under the laws of the State of Washington (“ERH”). ERH is the direct owner of a portion of the securities of the Issuer which are the subject of this statement. The principal business of ERH is to build equity value for its members by acquiring, investing, holding and disposing of securities and other investments. The address for ERH’s principal business and principal office is 2300 Carillon Point, Kirkland, Washington 98033.

(2)	Craig O. McCaw, an individual (“Mr. McCaw”), owns all of the voting membership interests in ERH and is the sole shareholder of Eagle River, Inc., the manager of ERH. Mr. McCaw is the direct owner of a portion of the securities of the Issuer which are the subject of this statement. In addition, Mr. McCaw controls all of the voting interests in CWCI. Mr. McCaw serves as the Chairman of the Board of Directors of the Issuer. Mr. McCaw’s business address is 2300 Carillon Point, Kirkland, Washington 98033.

(3)	CWCI LLC, is a limited liability company formed under the laws of the State of Washington (“CWCI”, together with ERH and Mr. McCaw, the “Reporting Persons” and each a “Reporting Person”). CWCI is the direct owner of a portion of the securities of the Issuer which are the subject of this statement. CWCI is a holding company of securities of the Issuer. The address for ERH’s principal business and principal office is 2300 Carillon Point, Kirkland, Washington 98033.
(d)	Not Applicable.

(e)	Not Applicable.

(f)	Mr. McCaw is a citizen of the United States of America.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
The Reporting Persons filed a Schedule 13D on June 29, 2007 reporting their beneficial ownership of the securities of the Issuer reported on the cover page of this Statement. This Statement is filed to report that, as a result of the agreements described in Item 4 as they relate to the securities of the Issuer, the Reporting Persons may be deemed a member of a “group” as defined in Section 13(d)(3) of the Act and the rules thereunder.
ITEM 4. PURPOSE OF TRANSACTION
The Transaction Agreement

On May 7, 2008, the Issuer, Sprint Nextel Corporation (“Sprint”),Intel Corporation (“Intel Parent”), Comcast Corporation (“Comcast”), Time Warner Cable Inc. (“TWC”), Google Inc. (“Google”) and Bright House Networks LLC (“BHN” and, together with Sprint, Intel Parent, Comcast, TWC and Google, the “Investors”) entered into the Transaction Agreement and Plan of Merger dated as of May 7, 2008 (the “Transaction Agreement”) with respect to a proposed transaction pursuant to which (i) the Issuer will form a Delaware corporation as its subsidiary (“NewCo”), which will in turn form a Delaware limited liability company as its subsidiary (“NewCo LLC”), which will in turn form a Delaware limited liability company as its subsidiary (“Clearwire LLC”), (ii) the Issuer will merge with and into Clearwire LLC and its existing stockholders would receive shares of NewCo (the “Merger”) and (iii) following the Merger, Sprint would contribute its fourth generation wireless network assets and business to Newco LLC (the “Contribution”). Newco would continue to use the name Clearwire Corporation following the Merger and the Contribution.
In accordance with the provisions of the Transaction Agreement, immediately following the Merger and the Contribution, the Investors have agreed to invest up to $3.2 billion into Newco or Newco LLC. The $3.2 billion investment amount would be comprised of $1.05 billion from Comcast, $1.0 billion from Intel Parent, $550 million from TWC, $500 million from Google and $100 million from BHN. The number of shares of Newco Class A Common Stock, Newco Class B Common Stock and non-voting equity interests in Newco LLC, as applicable, that Comcast, TWC, BHN, Google and Intel Parent will receive pursuant to the Transaction Agreement will initially be based upon a $20 per share purchase price, but is subject to post-closing adjustment based upon the trading prices of Newco Class A Common Stock on the NASDAQ Stock Market over 15 randomly selected trading days during the 30-trading day period ending on the 90th day after the closing date. Upon completion of the proposed transactions, Sprint would beneficially own approximately 51 percent, Intel Parent would beneficially own approximately 12 percent (including amounts from prior investments), Comcast, TWC, Google and BHN collectively would beneficially own approximately 15 percent and the other existing holders of the Issuer’s common stock would own approximately 22 percent in Newco on a fully diluted basis assuming the adjustment described above is based on a $20 per-share Newco stock price and assuming no issuance of new equity securities of the Issuer (or securities convertible into or exchangeable for equity securities of the Issuer) prior to the completion of the Transaction Agreement and transactions contemplated thereby (the “Transactions”). Intel Parent would have the right to nominate one director to Newco’s 13-member Board of Directors. ERH would have the right to nominate one director and one observer to Newco’s 13-member Board of Directors.
The Transactions are subject to various closing conditions, including (a) approval by the Issuer’s stockholders, (b) the accuracy of representations and warranties and compliance with covenants, (c) the maintenance by Sprint and the Issuer of a minimum number of MHz-POPs coverage from their respective and combined spectrum holdings, (d) the effectiveness of a registration statement relating to the registration of the Newco Class A Common Stock, (e) the consent or refinancing of the Issuer’s debt under its credit agreements, (f) receipt of regulatory approvals, including approval by the Federal Communications Commission and expiration or termination of the applicable Hart-Scott-Rodino waiting period, in each case, without the imposition of a “burdensome condition” (as defined in the Transaction Agreement), (g) no material adverse changes to the Issuer’s assets or business, and (h) no material adverse change in Sprint’s 4G assets or business.
Intel Voting Agreement
On May 7, 2008, Intel Parent entered into a voting agreement (the “Intel Voting Agreement”) with the Issuer, Sprint and the other Investors with respect to the shares of Class A Common Stock and Class B Common Stock beneficially owned by Intel Capital Corporation, a Delaware corporation wholly-owned by Intel Parent (“Intel Capital”) and Intel Capital (Cayman) Corporation, a Cayman Islands company wholly-owned by Intel Parent (“Intel Cayman,” and collectively, the “Intel Stockholders” and individually, an “Intel Stockholder”).
As of May 7, 2008, Intel Cayman beneficially owned (within the meaning of Rule 13d-3 under the Act) 3,333,333 shares of Class A Common Stock and Intel Capital beneficially owned (within the meaning of Rule 13d-3 under the Act) 23,427,601 shares of Class A Common Stock and 9,905,732 shares of Class B Common Stock (collectively, the “Intel Subject Shares”), which collectively represent 29.8% of the total voting power of the Issuer on May 7, 2008 based on the number of shares of Class A Common Stock and Class B Common Stock outstanding as of April 30, 2008. Pursuant to the Intel Voting Agreement, each Intel Stockholder agreed that at the Clearwire Stockholder Meeting, or at any adjournment, postponement or continuation of the Clearwire Stockholder Meeting, or in connection with any written consent or other vote of the Issuer’s stockholders with respect to the Transactions, each Intel Stockholder will vote in favor of the approval of the Transactions a number of the Intel Subject Shares owned as of the record date with respect to the Clearwire Stockholder Meeting representing the Allocated Percentage of the total voting power as of the record date of all of the Intel Subject Shares owned as of the record date. “Allocated Percentage” is defined as the percentage determined by dividing (i) the number of votes cast in favor of the approval of the Merger and the approval and adoption of the Transaction Agreement by (ii) the total number of votes cast in those matters (excluding for the purposes of this calculation all abstentions, votes cast by the Intel Stockholders and any of its affiliates, votes cast by ERH and any of its affiliates and votes cast by any director or executive officer of the Issuer (as specified in Item 401 of Regulation S-K of Securities Act of 1933, as amended)). However, these voting obligations apply only if an Independent Majority has voted in favor of or consented to or approved the Transactions. If an Independent Majority has voted against or has not consented to or has not approved the Transactions, then pursuant to the Intel Voting Agreement, each Intel Stockholder will vote the Intel Subject Shares against or otherwise refrain from consenting to or approving the Transactions. “Independent Majority” is defined as a majority of the votes cast at the applicable Clearwire Stockholder Meeting or shares voted pursuant to a written consent (excluding for the purposes of this calculation all abstentions, votes cast by an Intel Stockholder and any of it affiliates, votes cast by ERH and any of its affiliates and votes cast by any director or executive officer of the Issuer (as specified in Item 401 of Regulation S-K of the Securities Act of 1933, as amended)). Each Intel Stockholder may transfer Intel Subject Shares without restriction.
Pursuant to the Intel Voting Agreement, each Intel Stockholder agreed that it will not, nor will it permit any affiliate controlled by it to make, directly or indirectly, a solicitation of proxies or similar rights to vote, or seek to advise or influence any person with respect to the voting of, any shares of capital stock of the Issuer to cause stockholders of the Issuer not to vote to approve and adopt the Transaction Agreement; and pursuant to the Intel Voting Agreement, each Intel Stockholder agreed that it will not, and will direct any investment banker, attorney, agent or other adviser or representative of the Intel Stockholder not to, directly or indirectly, through any officer, director, agent or otherwise, enter into, solicit, initiate, conduct or continue any discussions or negotiations with, or knowingly encourage or respond to any inquiries or proposals by, or provide any information related thereto to any person other than the parties to the Transactions.
The Intel Voting Agreement will terminate (i) on the earliest of: (A) the approval and adoption of the Transaction Agreement at the Clearwire Stockholder Meeting, (B) provided that the Clearwire Stockholder Meeting will have concluded, the failure of the stockholders of the Issuer to approve and adopt the Transactions at the Clearwire Stockholder Meeting, (C) May 7, 2009, (D) the termination of the Transaction Agreement, or (ii) at any time on written agreement of each of Sprint, the Issuer and three of the following four persons: Comcast, TWC, BHN and Google.
ERH Voting Agreement

Concurrently with the execution and delivery of the Transaction Agreement, ERH entered into a voting agreement with the Issuer, Sprint and the Investors (the “ERH Voting Agreement”) with respect to the shares of Class A Common Stock and Class B Common Stock of the Issuer beneficially owned by ERH.
Pursuant to the ERH Voting Agreement, ERH represented that as of May 7, 2008 it beneficially owned (within the meaning of Rule 13d-3 under the Act) 17,232,005 shares of Class A Common Stock and 18,690,953 shares of Class B Common Stock (the “ERH Subject Shares”), which collectively represent approximately 48.4% of the total voting power of the Issuer on May 7, 2008 based on the number of shares of Class A Common Stock and Class B Common Stock outstanding as of April 30, 2008. Pursuant to the ERH Voting Agreement, ERH agreed that at the Clearwire Stockholder Meeting (as defined in the Transaction Agreement), or at any adjournment, postponement or continuation of the Clearwire Stockholder Meeting, or in any other circumstances occurring before the Clearwire Stockholder Meeting upon which a vote, consent or other approval (including by written consent) with respect to the Merger and the Transaction Agreement or any Acquisition Proposal (as defined in the Transaction Agreement) is sought, ERH will vote in favor of approval of the Merger and the approval and adoption of the Transaction Agreement a number of the ERH Subject Shares constituting not less than 40% of the total voting power of all capital stock of the Issuer outstanding as of May 7, 2008 (on a non-fully diluted basis) that is entitled to vote on that matter (the “Voting Share Amount”), provided that the Voting Share Amount will be automatically reduced from 40% to 25% of such total voting power under certain circumstances (described below). Except with the written consent (which may be withheld by each in its sole discretion) of Sprint, the Issuer and four of the following five persons: Comcast, TWC, BHN, Google or Intel Parent, ERH will also vote the Voting Share Amount against any Acquisition Proposal.
The ERH Voting Agreement provides that ERH, subject to the exceptions described below, will not transfer or convert any of the ERH Subject Shares, grant any proxies (other than the Issuer proxy card in connection with the Clearwire Stockholder Meeting), deposit any ERH Subject Shares into any voting trust or enter into any voting agreement with respect to any of the ERH Subject Shares. ERH may, however, distribute its ERH Subject Shares to any of its members provided that each such member agrees in writing to be bound by and comply with the terms of the ERH Voting Agreement. Furthermore, ERH and any of its members may transfer the ERH Subject Shares so long as the ERH Subject Shares retained collectively by ERH and all of its members after the transfer constitute at least the applicable Voting Share Amount then in effect, unless a transfer is made by a member of ERH for estate planning purposes and such member retains direct or indirect sole voting control over such ERH Subject Shares through the date of the Clearwire Stockholder Meeting.
The ERH Voting Agreement further provides that, subject to certain limited exceptions, ERH will not, nor will it permit any affiliate controlled by it to make, directly or indirectly, a solicitation of proxies or similar rights to vote, or seek to advise or influence any person with respect to the voting of, any shares of capital stock of the Issuer intended to facilitate an Acquisition Proposal or to cause stockholders of the Issuer not to vote to approve and adopt the Transaction Agreement. ERH agreed in the ERH Voting Agreement that it will not, and will direct any investment banker, attorney, agent or other adviser or representative of ERH not to, directly or indirectly, through any officer, director, agent or otherwise, enter into, solicit, initiate, conduct or continue any discussions or negotiations with, or knowingly encourage or respond to any inquiries or proposals by, or provide any information to any persons, other than the parties to the Transaction Agreement, relating to any Acquisition Proposal.
The ERH Voting Agreement will terminate (i) on the earliest of: (A) the approval and adoption of the Transaction Agreement at the Clearwire Stockholder Meeting, (B) termination of the Transaction Agreement, unless the termination is effected under certain sections of the Transaction Agreement as a result of a Superior Proposal (as defined by the Transaction Agreement), (C) six months after termination of the Transaction Agreement under certain sections of the Transaction Agreement as a result of a

Superior Proposal, or (ii) at any time on written agreement of each of Sprint, the Issuer and four of the following five persons: Comcast, TWC, BHN, Google and Intel. If the Transaction Agreement is terminated but the ERH Voting Agreement remains in effect pursuant to subsection (C) above, the Voting Share Amount will be automatically reduced from 40% to 25% of the total voting power of all capital stock of the Issuer outstanding as of May 7, 2008 (on a non-fully diluted basis).
The Transaction Agreement, the Intel Voting Agreement and the ERH Voting Agreement are attached hereto as Exhibits 2, 3 and 4, respectively, and the foregoing description is qualified by reference to such agreements.
Except as set forth above, none of the Reporting Persons has any plans or proposals that would result in or relate to any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
This section describes the aggregate amount of securities held collectively by the Reporting Persons based on information made available by the Issuer as of April 29, 2008. As a result of the agreements described in Item 4 as they relate to the securities of the Issuer, the Reporting Persons may be deemed members of a “group” as defined in Section 13(d)(3) of the Act and the rules thereunder, together with the Intel Stockholders and the other Investors. Information as to the beneficial ownership of the securities of the Issuer by the Intel Stockholders is set forth in a Schedule 13D filed by Intel Parent on May 19, 2008. Based upon representations in the Transaction Agreement and information set forth in a Schedule 13D filed on May 19, 2008 by Sprint and the other Investors, the Reporting Persons believe that none of Sprint, Comcast, TWC, Google, and BHN beneficially owns any securities of the Issuer, other than shares that may be attributed to them as a result of the agreements described in Item 4. In addition, Newhouse Broadcasting Corporation, a New York corporation, may be deemed to beneficially own any shares deemed to be beneficially owned by BHN because of its indirect interest in BHN. The Reporting Persons disclaim beneficial ownership of securities held by other Reporting Persons except to the extent of any pecuniary interest therein.
(a)	The aggregate number of shares of the Issuer’s Class A Common Stock beneficially owned by each reporting person covered by this statement is as follows:

Name	Number of Shares		Percentage

Eagle River Holdings, LLC	36,911,291	(1)(2)	23.8	%(4)
Craig O. McCaw	38,272,956	(1)(2)(3)	24.4	%(5)
CWCI, LLC	111,666		0.08	%(6)
(1)	Number of shares as to which ERH has:
(i)	Sole power to vote or to direct the vote: 36,911,291 (1)

(ii)	Shared power to vote or to direct the vote: 36,759,999 (2)

(iii)	Sole power to dispose or to direct the disposition of: 36,911,291 (1)

(iv)	Shared power to dispose or to direct the disposition of: 0
(2)	Number of shares as to which Mr. McCaw has:
(i)	Sole power to vote or to direct the vote: 38,272,956 (3)

(ii)	Shared power to vote or to direct the vote: 36,759,999 (2)

(iii)	Sole power to dispose or to direct the disposition of: 38,272,956 (3)

(iv)	Shared power to dispose or to direct the disposition of: 0
(3)	Number of shares as to which CWCI has:

(i)	Sole power to vote or to direct the vote: 111,666

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 111,666

(iv)	Shared power to dispose or to direct the disposition of: 0
(b)	Securities transactions effected by any of the reporting persons during the past 60 days: None.
(c)	Other persons with the right to receive or the power to direct dividends or proceeds from the securities: None
(d)	The date on which the reporting persons ceased to be the beneficial owner of more then 5% of the class of securities: Not applicable.
Note (1): Securities attributed to ERH include an aggregate of 18,690,953 shares of Class A common stock that ERH has a right to acquire upon conversion of the 18,690,953 shares of the Issuer’s Class B Common Stock held by ERH, and an aggregate of 988,333 shares of Class A common stock that ERH has the right to acquire pursuant to exercise of warrants exercisable within 60 days of March 31, 2008.
Note (2): Securities attributed to ERH and Mr. McCaw include 23,427,601shares of Class A common stock and 9,905,732 shares of Class A common stock to be issued upon conversion of the 9,905,732 shares of Class B Common Stock beneficially owned by Intel Capital Corporation; 3,333,333 shares of common stock beneficially owned by Intel Capital (Cayman) Corporation; and 93,333 shares of common stock issuable upon exercise of warrants beneficially owned by Middlefield Ventures, Inc., a wholly-owned, subsidiary of Intel Corporation. ERH, Intel Capital Corporation and Intel Capital (Cayman) Corporation are parties to an agreement respecting the election of certain of the Issuer’s directors. Each of the Reporting Persons disclaims beneficial ownership of the securities beneficially owned by the Intel Stockholders.
Note (3): Mr. McCaw is the controlling member of ERH. Securities attributed to Mr. McCaw include an aggregate of 18,690,953 shares of Class A common stock that ERH has a right to acquire upon conversion of the 18,690,953 Issuer’s Class B Common Stock; an aggregate of 988,333 shares of Class A common stock that ERH has the right to acquire pursuant to exercise of warrants exercisable within 60 days of March 31, 2008; 1,249,999 shares of Class A common stock that the Mr. McCaw has the right to acquire pursuant to exercise of options exercisable within 60 days of March 31, 2008; and 111,666 shares of Class A common stock held by CWCI LLC, an entity controlled by Mr. McCaw.
Note (4): Based on 135,609,171 shares of the Issuer’s Class A Common Stock outstanding on March 31, 2008, plus; 18,690,953 shares of Class A common stock that ERH has a right to acquire upon conversion of the 18,690,953 Issuer’s Class B Common Stock, an aggregate of 988,333 shares of Class A common stock that ERH has the right to acquire pursuant to exercise of warrants exercisable within 60 days of March 31, 2008.
Note (5): Based on 135,609,171 shares of the Issuer’s Class A Common Stock outstanding on March 31, 2008, plus; 18,690,953 shares of Class A common stock that ERH has a right to acquire upon conversion of the 18,690,953 Issuer’s Class B Common Stock, an aggregate of 988,333 shares of Class A common stock that ERH has the right to acquire pursuant to exercise of warrants exercisable within 60 days of March 31, 2008 and 1,249,999 shares of Class A common stock that the Mr. McCaw has the right to acquire pursuant to exercise of options exercisable within 60 days of March 31, 2008. Mr. McCaw disclaims beneficial ownership of the securities beneficially owned by CWCI, LLC, except to the extent of his pecuniary interest therein. Mr. McCaw disclaims beneficial ownership of the securities beneficially owned by the Intel Stockholders. Based upon information provided to the Reporting Persons by Sprint and the other Investors, none of such persons beneficially owns any Class A common stock of the Issuer.
Note (6): Based on 135,609,171 shares of the Issuer’s Class A Common Stock outstanding on March 31, 2008.
ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
The Issuer, ERH, Intel Capital and Intel Cayman are parties to a voting agreement dated August 29, 2006. Under the voting agreement the parties have agreed that ERH, Intel Capital and Intel Cayman, and any person or entity to whom ERH or Intel Capital or Intel Cayman transfers their respective shares of capital stock, as well as any person or entity to whom the Issuer issues and sells shares of Class B Common Stock or securities convertible into or exchangeable for Class B Common Stock, must vote its shares in any election of the Issuer’s directors as may be necessary to elect as director or directors two individuals designated by Intel Capital so long as Intel Capital and Intel Cayman, and their respective affiliates, hold at least 15% of the Issuer’s outstanding stock, one individual designated by Intel Capital so long as Intel Capital and Intel Cayman, and their respective affiliates, hold at least 7.5% but less than 15% of our outstanding capital stock, and four individuals designated by the reporting person. This voting agreement is expected to be terminated upon closing of the Transaction Agreement.
The information set forth in Item 4 of this Statement is incorporated herein by this reference. Other than as disclosed in this Statement or as set forth in or contemplated by the Transaction Agreement, the Intel Voting Agreement and the ERH Voting Agreement, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any third person with respect to any of the Issuer’s securities.
ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS

EXHIBIT	DESCRIPTION
1	Voting Agreement dated August 29, 2006 among Clearwire Corporation, Intel Pacific, Inc., Intel Capital Corporation and Eagle River Holdings, LLC. Incorporated by reference from Exhibit 99.A of the Reporting Persons Schedule 13D filed on June 29, 2007.

2	Transaction Agreement and Plan of Merger, dated as of May 7, 2008, by and among Clearwire Corporation, Sprint Nextel Corporation, Intel Corporation, Google Inc., Comcast Corporation, Time Warner Cable Inc. and Bright House Networks, LLC is incorporated by reference from Exhibit 2.1 of Clearwire Corporation’s Current Report on Form 8-K filed on May 7, 2008.

3	Voting Agreement, dated as of May 7, 2008, by and among Sprint Nextel Corporation, Clearwire Corporation, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Google Inc., Intel Corporation, Intel Capital

EXHIBIT	DESCRIPTION
Corporation and Intel Capital (Cayman) Corporation is incorporated by reference from Exhibit 10.1 of Clearwire Corporation’s Current Report on Form 8-K filed on May 7, 2008.

4	Voting Agreement, dated as of May 7, 2008, by and among Sprint Nextel Corporation, Clearwire Corporation, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Google Inc., Intel Corporation and Eagle River Holdings LLC is incorporated by reference from Exhibit 10.1 of Clearwire Corporation’s Current Report on Form 8-K filed on May 7, 2008.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 19, 2008

EAGLE RIVER HOLDINGS
/s/ Craig O. McCaw
By: Craig O. McCaw
Title:	Authorized Officer

CRAIG O. MCCAW
/s/ Craig O. McCaw

CWCI, LLC
/s/ Craig O. McCaw
By: Craig O. McCaw
Authorized Representative for CWCI, LLC